SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and natural gas production in February

Rio de Janeiro, March 31st, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that in February, Petrobras’ total oil and natural gas production in Brazil was 2,327,000 barrels of oil equivalent per day (boed), up 0.7% from January’s production of 2,310,000 boed. Including the output operated by Petrobras for its partners in Brazil, February’s production was 2,476,000 boed, up 1.5% from a month earlier (2,438,000 boed).

In February, Petrobras’ oil production in Brazil averaged 1,923,000 barrels per day (bpd), up 0.3% from January’s production of 1,917,000 bpd. Including the output operated for partner companies, oil production in Brazil was 2,021,000 bpd, up 1.2% from January’s production of 1,997,000 bpd.

Pre-salt records

In February,  oil production from pre-salt fields in the Santos and Campos Basins reported a record average monthly of 385,000 bpd, up 7.5% from January’s previous record of 358,000 bpd. A pre-salt daily output record of 412,000 bpd was set on February 27th.

The first well, SPS-77, started-up operation in February interconnected to a buoyancy supported riser (BSR) connected to FPSO Cidade de São Paulo, in Sapinhoá field, in the Santos Basin pre-salt. The well has been demonstrating excellent performance and is currently the best production well in Brazil. Its output of approximately 36,000 bpd contributed to February’s monthly and daily records. Three additional BSRs are due to be installed in the first half of the year, which will enable output in the pre-salt layer to continue to rise by interconnecting eight new production wells on FPSOs Cidade de São Paulo and Cidade de Paraty. Therefore, these units will achieve maximum output and processing capacity by the third quarter of the year.

Improvements in operational performance are being incorporated into these results and in the projection for 2014 that will positively influence the rate at which projects are implemented, such as:

•           Record reduction in well construction time (109 days): took place at well SPH-05, located at water depths of 2,126 meters and total well depth of 5,334 meters with drilling lasting 60 days and completion 49 days. This performance sets a new record for drilling and completion operations in the pre-salt, since the former fastest well was SPH-4, concluded in 135 days.

•           Installation of the second BSR, on FPSO Cidade de Paraty, completed in a third of the time it took to install the first BSR on FPSO Cidade de São Paulo (dropping from 165 to 50 days).

Temporary production stoppages

The decommissioning process of FPSO Brasil, in Roncador field, began in February and production will cease this Monday (3/31). The wells will be rearranged successively to other platforms operating in the same field (P-52 e P-54), what will be done until the 4th quarter of this year.

Also in Campos Basin, a shutdown has been in effect on platform P-20, in Marlim field, to repair fire damage to the platform’s chemical products system.  This interruption accounted for a loss of roughly 22,000 bpd. Operations are expected to restart in the next days, shortly after receiving all evaluations and authorizations to resume production, what has already being granted by certifying entity DNV (Det Norske Veritas) and the Navy.

The reported rise in output was possible despite these temporary losses and the maintenance stoppages of platforms PCE-1, in Enchova field, and FPSO Cidade de Anchieta, in Baleia Azul, both in Campos Basin.

New production wells in February

Below are some of the new wells that started-up in February:

- Well ABL-78, in Albacora Leste field, with 12,000 bopd, output up 43% from the expected potential;

- Well PRM-09, which enabled Piranema field to achieve a daily output record of 14,800 bopd;

- Well MRL-220, in Marlim field, which added 6,800 bopd to output.

Besides the wells cited above, another three wells started-up in Bijupirá-Salema field, operated by Shell, and, on the 23rd, Araracanga field started-up in the Amazonas Operational Unit (UO-AM), with an output of 400,000 m3/d of natural gas and increasing liquids output by 100 bopd.

Natural gas production

February’s natural gas production in Brazil was 64,085,000 cubic meters per day (m³/d), up 2.5% from January’s production of 62,517,000 m³/d. Including the output operated by Petrobras for associate companies, natural gas output was 72,344,000 m³/d, up 3.1% from a month earlier.

Potential and Operational Efficiency

The lower decline in the output potential of Baleia Azul (FPSO Cidade Anchieta) and Jubarte (P-57) fields have contributed to the results obtained in February.

Similarly, the noted operational efficiency of production units P-53 (Marlim Leste), P-52 and P-54 (Roncador), whose efficiency rates were 99.8%, 99.1% and 99.2%, respectively, have also contributed significantly to production in February.

Rising production in 2014

Platform P-55 started-up on the last day of 2013 in Module 3 of Roncador field with an output capacity of 180,000 bpd. Operations to interconnect new wells are ongoing.

Platform P-58 started-up in Parque das Baleias, northern Campos Basin, on March 17th through pre-salt production well 7-BFR-7-ESS, producer of pre-salt reservoir. This well has been showing excellent productivity with 20,000 barrels per day. Two additional wells of similar potential are due to start-up in April. With an output capacity of 180,000 barrels per day, P-58 is approximately 85 km off the Espírito Santo coast, at a water depth of 1,400 meters. In the upcoming months, 15 production wells, eight in the pre-salt and seven in the post-salt, as well as nine injection wells will be interconnected to it through 250 km of flexible pipelines and two subsea manifolds (equipment that transfers oil from wells to the platform).

Also in March, well JUB-45 connected to FPSO Capixaba started-up with an output potential of 18,500 bopd. In the same month, platform P-63 began injecting water in Papa-Terra field, south of Campos Basin.

In addition, in the first half of this year, platforms P-62 and P-61 will start-up in the Campos Basin post-salt. P-62 has an output capacity of 180,000 bopd and is located in Roncador field. P-61 is located in Papa-Terra field and will be interconnected to semisubmersible Tender Assisted Drilling (TAD) platform SS-88, which is already in Brazil.

These platforms will contribute to the 7.5% (+/- 1%) sustained production growth in 2014, as provided for in the 2014-2018 Business and Management Plan.

Production abroad

In February, total oil and natural gas extraction abroad was 206,712 boed, up 2.5% from January’s output of 201,653 boed. Oil production was 115,279 bpd, up 2.5% from January’s production of 112,462 bpd.

This rose was due to the start-up of wells CA-6 and CH-5, in the US Gulf of Mexico’s Cascade and Chinook fields. Combined the output of these wells rose from 15,900 bopd in January to 21,594 bopd in February (Petrobras’ share). The development of Cascade and Chinook fields is ongoing and production takes place through the first FPSO installed in the US Gulf of Mexico, with an output capacity of 80,000 bpd.

Natural gas production abroad was 15,534,000 m³/d, up 2.5% from January’s production of 15,154,000 m³/d, due to increased demand by the Brazilian market for gas from Bolivia.

Including production abroad, Petrobras’ total oil and gas production in February was 2,534,000 boed, up 0.9% from January’s production of 2,512,000 boed.

Total production reported to the ANP

The total output reported to the ANP was 8,562,438 m³ of oil and 2,133,196 thousand m³ of gas in February 2014. This output corresponds to the total output of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties’ output where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.